 Filed by Herman Miller, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Knoll, Inc.
Commission File No.: 001-12907
Date: April 22, 2021

[The following email was sent to sales team members of Herman Miller, Inc. on April 19, 2021]

Sales Team Email from John Michael

To: Sales Team
From: John Michael
Subject: Following Up on Today’s Herman Miller + Knoll News

Hello everyone,

As you have likely read in this morning’s message from Andi, Herman Miller has entered into an agreement to acquire Knoll. We are very excited about the compelling benefits of this acquisition for our customers, dealers, employees, and shareholders, but it should not distract us from staying laser focused on our four sales priorities of winning accounts, winning projects, defending and growing our existing accounts, and supporting our dealers. We have a lot of ground to make up as we emerge from the pandemic, and the opportunity pipeline continues to improve–let’s ensure that we build momentum quickly in this improving economic environment!

In terms of what this acquisition means from a sales perspective:

•
It is business as usual for both Herman Miller and Knoll. We will continue to operate as independent companies until the transaction closes, which is expected to occur by the end of the third quarter of calendar year 2021, subject to the satisfaction of closing conditions. That means both Herman Miller and Knoll products will continue to be sold by their existing teams now and through the transaction closing.

•	We remain separate companies. Please do not reach out to any Knoll employees at this early stage.
•	Following close, our focus will be on identifying and maximizing sales opportunities with a broader network and portfolio of top design brands.

Please keep in mind that there are many decisions still to be made. We will have a dedicated integration management team working out how best to bring our companies together.

If asked by customers or dealers, you can convey excitement about the acquisition, while also acknowledging that we remain separate companies until we close and that in these very early days, it is definitely business as usual. Customer contracts will continue to be honored in accordance with their terms, and company contacts will remain the same. And of course, customers should expect the same quality products and dependable service that they have come to rely on from Herman Miller.

It’s important that you join me on our Sales Team call at 9:45 am ET. Call details will follow. After that call, we will be distributing a communications toolkit that includes materials to help guide your conversations with customers and dealers. Please refrain from discussing the transaction with customers and dealers until you receive the toolkit after our Sales Team call.

If you are unable to join at 9:45 am, we will hold a second call at 4:00 pm ET, but I strongly encourage you to attend the earlier call so you are prepared for conversations that may need to occur during the course of the day today.

In addition, I’d encourage you to attend the 8:30 am ET Investor Conference Call to learn more about this exciting moment in Herman Miller’s history. Call details can be found on our Investor website (https://investors.hermanmiller.com/events-and-presentations). A recording of the call will be available on the public transaction website later in the day (https://NewLeaderInModernDesign.com/).

As a reminder, it is very important that you stick to approved messages, given the legal requirements of a transaction like this. If you share on social media please stick to sharing the company’s posts. Should you receive an inquiry from the media, please forward to Todd Woodward (todd_woodward@hermanmiller.com). Investor/analyst inquiries should be routed to Kevin Veltman (kevin_veltman@hermanmiller.com).

This is an exciting day for all of us at Herman Miller. This transaction increases our future opportunities, and we look forward to what’s ahead. In the meantime, let’s continue our outstanding execution to deliver a strong 2021.

John Michael
President, The Americas

Forward-Looking Statements

This communication relates to a proposed business combination transaction between Herman Miller, Inc. (the “Company”) and Knoll, Inc. (“Knoll”). This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of the Company’s or Knoll’s stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics, and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of the Company or Knoll to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom the Company or Knoll does business, or on the Company’s or Knoll’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of the Company to successfully integrate Knoll’s operations; the ability of the Company to implement its plans, forecasts and other expectations with respect to the Company’s business after the completion of the transaction and realize expected synergies; business disruption following the merger; general economic conditions; the availability and pricing of raw materials; the financial strength of our dealers and the financial strength of our customers; the success of newly-introduced products; the pace and level of government procurement; and the outcome of pending litigation or governmental audits or investigations. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. While the risks presented here, and those to be presented in the registration statement on Form S-4, are considered representative, they should not be considered a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company’s and Knoll’s respective periodic reports and other filings with the SEC, including the risk factors identified in the Company’s and Knoll’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither the Company nor Knoll undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information About the Merger and Where to Find It

In connection with the proposed transaction, the Company intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of the Company and Knoll and that also constitutes a prospectus of the Company. Each of the Company and Knoll may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that the Company or Knoll may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of the Company and Knoll. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about the Company, Knoll and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at https://investors.hermanmiller.com/sec-filings or by contacting the Company’s Investor Relations department at investor@hermanmiller.com. Copies of the documents filed with the SEC by Knoll will be available free of charge on Knoll’s website at https://knoll.gcs-web.com/sec-filings or by contacting Knoll’s Investor Relations department at Investor_Relations@knoll.com.

Participants in the Solicitation

The Company, Knoll and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of the Company, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Company’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on September 1, 2020, and the Company’s Annual Report on Form 10-K for the fiscal year ended May 30, 2020, which was filed with the SEC on July 28, 2020, as well as in a Form 8-K filed by the Company with the SEC on July 17, 2020. Information about the directors and executive officers of Knoll, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Knoll’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 1, 2021, and Knoll’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 1, 2021. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the Company or Knoll using the sources indicated above.